UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

TARGETED MEDICAL PHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-53071	20-5863618
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2980 Beverly Glen Circle, Suite 301 Los Angeles, California	90077
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 474-9808

TARGETED MEDICAL PHARMA, INC.

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share of Targeted Medical Pharma, Inc.,  a Delaware corporation (f/k/a AFH Acquisition III, Inc. and referred to as the “Registrant,” “we,” “us,” or “our”), as of January 31, 2011 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Background

On January 31, 2011, we completed a reorganization, a condition of which was the addition of six new directors to our board of directors (the “Board”) and the resignation of one of our current directors.  The following is a brief summary of the reorganization.

Pursuant to an Agreement and Plan of Reorganization (the “Merger Agreement”), by and among AFH Acquisition III, Inc. (“AFH”), TMP Merger Sub, Inc. (“TMP Merger Sub”), AFH Merger Sub, Inc. (“AFH Merger Sub”), AFH Holding and Advisory, LLC (“AFH Advisory”), Targeted Medical Pharma, Inc. (“TMP”), William E. Shell, MD, Elizabeth Charuvastra and Kim Giffoni, TMP Merger Sub merged (the “TMP Merger”) with and into TMP with TMP continuing as the surviving entity (the surviving entity of the TMP Merger, the “Registrant”).  Immediately after the TMP Merger, AFH merged (the “AFH Merger” and, together with the TMP Merger, the “Reorganization”) with and into AFH Merger Sub with AFH continuing as the surviving entity (the surviving entity of the AFH Merger, the “Subsidiary”).  As a result of the Reorganization, the Subsidiary will be a wholly-owned subsidiary of the Registrant.

Prior to the consummation of the Reorganization, our Board of Directors consisted of Mr. Amir F. Heshmatpour and Ms. Elizabeth Charuvastra.  In connection with the Reorganization, Mr. Heshmatpour resigned from his position as a director of the Registrant.  In addition, in connection with the Reorganization, we have appointed Dr. William E. Shell, MD, Mr. Kim Giffoni, Mr. Maurice J. DeWald, Mr. Donald J. Webster, Mr. Arthur J. Nemiroff and Mr. John H. Bluher as directors of the Company.  Ms. Charuvastra and these six individuals will compromise the entire Board of Directors following the Reorganization.  Such resignations and appointments will be effective upon the expiration of the ten-day period beginning on the date of the filing of this Information Statement with the Securities Exchange Commission (the “SEC”) pursuant to Rule 14f-1 promulgated under the Exchange Act.

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which is filed as an exhibit to our Current Report on Form 8-K to be filed with the SEC.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities of the Company

As of January 31, 2011 (the “Record Date”), there were 21,933,576 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder to one vote.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information known to the Registrant regarding the beneficial ownership of the Registrant’s common stock as of January 31, 2011 by:

•
each person known by the Registrant to be the beneficial owner of more than 5% of the outstanding shares of the Registrant common stock based solely on Schedule 13D and 13G filings with the Securities and Exchange Commission;

•	each of the Registrant’s officers and directors; and
•
all executive officers and directors of the Registrant.Unless otherwise indicated, the Registrant believes that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned		Percent of Class
William E. Shell, M.D. (2)(3)	9,419,051		42.94%
Elizabeth Charuvastra (2)(3)	9,419,051		42.94%
Kim Giffoni (3)(4)	3,345,977		15.26%
Steve B. Warnecke (5)	316,667	(5)	1.43%
Amir Blachman	22,800	(6)	*
Maurice J. DeWald	0		*
Donald J. Webster (7)	0		*
Arthur R. Nemiroff	0		*
John H. Bluher	102,000		*
AFH Holding and Advisory, LLC (8)	1,304,850		5.95%
Amir F. Heshmatpour (9)	1,604,850		7.32%
Elizabeth Charuvastra and William Shell Family Trust dated July 27, 2006 and Amended September 29, 2006 (2)(3)	9,419,051		42.94%
Giffoni Family Trust Dated September 26 2008 (3)(4)	3,292,736		15.01%
Olena B. Giffoni (3)(4)	3,292,736		15.01%
Shlomo Rechnitz (10)	1,182,272		5.40%
Directors and officers as a group (9 persons)	13,151,254		59.45%
______________________
*	Less than 1% of outstanding shares of common stock.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Targeted Medical Pharma, Inc., 2980 Beverly Glen Circle, Suite 301, Los Angeles, California 90077.

(2)
The address of the Elizabeth Charuvastra and William Shell Family Trust dated July 27, 2006 and Amended September 29, 2006 (“EC and WS Family Trust”) is 3048 Nicada Drive, Los Angeles, California 90077.  Ms. Charuvastra and Dr. Shell are the Co-Trustees of the EC and WS Family Trust and may both be considered to have beneficial ownership of the EC and WS Family Trust’s interests in the Company.  Ms. Charuvastra and Dr. Shell may be deemed to share voting and dispositive control with respect to the securities owned by the EC and WS Family Trust.  Each of Ms. Charuvastra and Dr. Shell disclaim beneficial ownership of any shares in which each does not have a pecuniary interest.

(3)
Pursuant to the Merger Agreement, the TMP Insiders agreed that up to 1,906,768 shares of Registrant’s common stock (the “Make Good Shares”) they collectively own would be subject to forfeiture in the event the Registrant fails to achieves the Make Good Target.  Up to 1,271,242 shares held by the EC and WS Family Trust and up to 635,526 shares held by the Giffoni Family Trust (as defined below) would be subject to cancellation and forfeiture to the extent the Registrant fails to achieve the Make Good Target.  Does not give effect to the forfeiture and cancellation of the Make Good Shares by the TMP Insiders.

(4)
The address of the Giffoni Family Trust Dated September 26, 2008 (“Giffoni Family Trust”) is 245 Paradise Cove Road, Malibu, California 90265.  Mr. Giffoni and Ms. Olena B. Giffoni are the Co-Trustees of the Giffoni Family Trust and may both be considered to have beneficial ownership of the Giffoni Family Trust’s interests in the Company.  Mr. Giffoni and Ms. Giffoni may be deemed to share voting and dispositive control with respect to the securities owned by the Giffoni Family Trust.  Each of Mr. Giffoni and Ms. Giffoni disclaim beneficial ownership of any shares in which each does not have a pecuniary interest.

(5)	Includes options to purchase 166,667 shares of common stock and does not reflect options to purchase 333,333 shares of common stock, which are not exercisable within 60 days.

(6)	Includes options to purchase 22,800 shares of common stock and does not reflect options to purchase 58,540 shares of common stock, which are not exercisable within 60 days.

(7)	Does not include options to purchase 7,395 shares of common stock, which are not exercisable within 60 days.

(8)
The business address of AFH Holding and Advisory, LLC (“AFH Advisory”) is 9595 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212.  Mr. Amir F. Heshmatpour is the managing partner of AFH Advisory and may be considered to have beneficial ownership of AFH Advisory’s interests in the Company.  Mr. Heshmatpour may be deemed to have voting and dispositive control with respect to the securities owned by AFH Advisory.  Mr. Heshmatpour disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(9)
The business address of Amir Heshmatpour is c/o AFH Holding and Advisory, LLC, 9595 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212.  Includes 1,304,850 shares held by AFH Advisory, of which Mr. Heshmatpour is the managing partner.  Mr. Heshmatpour may be deemed to have voting and dispositive control with respect to the securities owned by AFH Advisory.  Also includes 300,000 shares held by Griffin Ventures Ltd., 9595 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212, of which Mr. Heshmatpour is the President, Secretary, Treasurer and director.  Mr. Heshmatpour may be deemed to have voting and dispositive control with respect to the securities owned by Griffin Ventures.  Mr. Heshmatpour disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(10)	The business address of Mr. Rechnitz is 5967 West 3rd Street, Los Angeles, California 90036.

Change of Control

As described more fully under the caption “Background,” as a result of the Reorganization, a change in control of the Registrant occurred.  More specifically, upon the consummation of the Reorganization, the former stockholders of TMP attained voting control of the Registrant.

Directors and Executive Officers

Pursuant to the terms of the Merger Agreement, TMP has the right to nominate five (5) directors and AFH Holding and Advisory, LLC (“AFH Advisory”), an affiliate of Mr. Amir F. Heshmatpour, a director, officer and stockholder of AFH, has the right to nominate two (2) directors and approve all the  “independent directors” of the Company.  In connection with the execution of the Merger Agreement, the Registrant caused the appointment and election of William E. Shell, MD, Kim Giffoni, Maurice J. DeWald, Donald J. Webster, Arthur R. Nemiroff and John H. Bluher to the Registrant’s Board of Directors, which appointments are effective ten days following the filing and mailing of a Schedule 14F-1 to the stockholders of AFH.  The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position	Served as Officer or Director Since:
.Amir F. Heshmatpour	44	Director (1)	September 2007; resigned from positions of President, Secretary and Chief Financial Officer on January 31, 2011
Elizabeth Charuvastra	66	Executive Chairman, Vice President Regulatory Affairs and Director	Director since December 2010; Officer since January 31, 2011
William Shell, M.D.	68	Chief Executive Officer and Chief Scientific Officer and Director	Officer since January 31, 2011 (1)
Kim Giffoni	59	Executive Vice President of Foreign Sales and Investor Relations and Director	Officer since January 31, 2011 (1)
Steven B. Warnecke	53	Chief Financial Officer	Officer since January 31, 2011
Amir Blachman	39	Vice President of Strategy and Operations	Officer since January 31, 2011
Maurice J. DeWald	70	Director	(1)
Donald J. Webster	66	Director	(1)
Arthur R. Nemiroff	67	Director	(1)
John H. Bluher	53	Director	(1)
______________________
(1)
Mr. Heshmatpour resigned from his positions as the Registrant’s President, Secretary, Chief Financial Officer and director on January 31, 2011.  Dr. Shell and Messrs. Giffoni, DeWald, Webster, Nemiroff and Bluher, each a director nominee, were appointed to the Board of Directors of the Registrant following the consummation of the Reorganization.  Their appointments and the resignation of Mr. Heshmatpour as a director of the Registrant will be effective ten days following the filing and mailing of a Schedule 14F-1 to the stockholders of the Registrant.

The Registrant’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Background

The following is a brief summary of the background of each director, director nominee and executive officer of the Registrant:

Amir Farrokh Heshmatpour has served as the Registrant’s President, Secretary and sole director since inception.  Mr. Heshmatpour has been the Managing Director of AFH Holding and Advisory LLC from July 2003 to the present.  Prior to that, he took some time off.  From 1996 through January 2002, Mr. Heshmatpour served as Chairman and Chief Executive Officer of Metrophone Telecommunications, Inc.  Mr. Heshmatpour has a background in venture capital, mergers and acquisitions, investing and corporate finance. Mr. Heshmatpour was the recipient of the Businessman of the Year award in 2003 at the National Republican Congressional Committee.  Mr. Heshmatpour currently serves as sole officer and director of AFH Holding I, Inc., AFH Holding II, Inc., AFH Holding III, Inc., AFH Holding IV, Inc., AFH Holding V, Inc., AFH Holding VI, Inc., and AFH Holding VII, Inc., all of which are publicly reporting, non-trading, blank check shell companies. Mr. Heshmatpour received a Bachelor of Arts in Finance from Pennsylvania State University.

Elizabeth Charuvastra is our Executive Chairman and Vice President of Regulatory Affairs and has served a director of the Registrant since December 2010.   Ms. Charuvastra is a founder of TMP and has served as Chairman of the Board of Directors and Executive Vice President of Regulatory Affairs of TMP since December 1999.  She was appointed as a director of the Registrant in December 2010.  Ms. Charuvastra is a Registered Nurse and inventor.  Prior to assuming her current responsibilities with the Registrant, Ms. Charuvastra founded and served as president of Beverly Glen Medical Systems, a California-based national cardiac monitoring company, from May 1990 to October 1999.  Under Ms. Charuvastra’s direction, Beverly Glen Medical Systems developed new technologies in high resolution continuous EKG (Holter) monitoring.  This innovative technology has been used to assess the safety of new pharmaceutical agents during the FDA approval process.  The technology is also used by Targeted Medical Pharma for objective, quantitative analysis of cardiac and autonomic nervous system function in product development studies and clinical trials.

Ms. Charuvastra is co-inventor with Dr. William Shell of the technology used in TMP’s amino acid-based products and holds 5 patents on this process.  Ms. Charuvastra is the author of a number of publications, abstracts and presentations on subjects that include risk of sudden death related to QT interval prolongation, and Heart Rate Variability testing associated with Gulf War illness. More recent publications include peer reviewed papers on the Company’s amino acid based therapeutic systems.  Ms. Charuvastra received her degree in nursing and her degree in nurse midwifery from Royal Canberra Hospital in Australia. Ms. Charuvastra is married to Dr. Shell.

William E. Shell, M.D. is our Chief Executive Officer and Chief Scientific Officer and will be appointed as a director following our filing and mailing of a Schedule 14F-1.  Dr. Shell has served as Chief Executive Officer, Chief Scientific Officer and a director of TMP since July 2000. Dr. Shell is a board-certified cardiologist and an inventor.  Dr. Shell attended the University of Michigan and University of Michigan Medical School from June 1960 until July 1967, where he obtained a Degree in Cell Biology and an MD.  He completed his Internal Medicine Residency at University Hospital Ann Arbor Michigan in June 1970. He completed his Cardiovascular Disease Fellowship at the University of California, San Diego in 1973 and became Board Certified in Internal Medicine and Cardiology in 1973. Dr. Shell was an officer on active duty in the United States Air Force for two years from July 1973 until June 1975.  During his tenure in the United States Air Force, Dr. Shell served as the first American physician in the American Soviet Exchange Program and as the director of the coronary care unit at Keesler Air Force Base in Mississippi, for which work Dr. Shell received a Presidential Citation from President Nixon. Dr. Shell joined Cedars Sinai Medical Center in July 1975 as the Coronary Care Unit Director and Director of the Cardiovascular Biochemistry Research Laboratories.  From July 1982 to June 1990, Dr. Shell served as Director of Cardiac Rehabilitation and an attending Cardiologist at Cedars-Sinai Medical Center in Los Angeles, California.  From July 1975 until June 1983, Dr. Shell served as an Associate Professor of Medicine at UCLA School of Medicine.  From July 1975 to July 1985, Dr. Shell served as an Associate Cardiologist at Cedars-Sinai Medical Center.  From September, 1991 to August 1994, Dr. Shell served as chairman and chief scientific officer of Interactive Medical Technologies (OTCBB:IMT). From 1987 until August 1999 Dr. Shell served as Chief Scientific Officer of Beverly Glen Medical Systems. Since July 2000, Dr. Shell has served as the Chief Scientific Officer of TMP. Since June 2006 Dr. Shell has served as the Chief Executive Officer of TMP.

In November 2003, Dr. Shell filed for Chapter 7 Bankruptcy.  This bankruptcy filing related to a 1998 marital distribution agreement entered into in connection with Dr. Shell’s divorce that was based on the projected stock value of IMT stock.  There were no other significant debts in the bankruptcy.

Dr. Shell is married to Ms. Elizabeth Charuvastra.

Please see the section entitled “Business—Background of Dr. Shell” for additional information.

Kim Giffoni is our Executive Vice President of Foreign Sales and Investor Relations and will be appointed as a director following our filing and mailing of a Schedule 14F-1.  Mr. Giffoni is a founder of TMP and served as President and Chief Operating Officer and a director of TMP from December 1999 to December 2010.  Since December 2010, Mr. Giffoni has served as Executive Vice President of Foreign Sales and Investor Relations of TMP.  Prior to assuming his current responsibilities, from April 1996 to May 1999, Mr. Giffoni served as president of NutraCorp Scientific, Inc., a dietary supplement company marketing and selling nutritional products worldwide.  From January 1983 to March 1996, Mr. Giffoni founded and served as president of Giffoni Development Company. Under Mr. Giffoni’s direction the company profitability developed and sold multi-million dollar residences in Southern California. From 1980 through 1983 Mr. Giffoni served as an advertising manager of Herald Community Newspapers supervising advertising insert flow into fifteen local newspapers throughout Southern California.   Prior to working for the Los Angeles based Herald Community Newspapers, from 1972 through 1979, Mr. Giffoni served as adverting director of the Las Virgenes Enterprise Newspaper Group and co-founded the weekly newspaper Malibu Surfside News.  Mr. Giffoni earned a Bachelor of Arts in Communications from California State University at Northridge.  Mr. Giffoni is a former professional baseball player for the Kansas City Royals Professional Baseball Club and is a commercially-rated helicopter plot.

Steve B. Warnecke is our Chief Financial Officer.  He has also served, since November 2010 as Chief Executive Officer of Evolutionary Geriomics, Inc. (a private company involved in genetic research for agricultural crops).  From March 2003 to January 2011, Mr. Warnecke served as a director of Evolving Systems, Inc. (NasdaqCM:EVOL), a provider of software solutions and services to the wireless, wireline and cable markets.  From November 2008 to May 2010, Mr. Warnecke served as chief financial officer of Bacterin International, Inc., a privately-held company focused on biomaterials research and development and commercialization.  From April 2002 to April 2009, he served as chief financial officer of The Children’s Hospital Foundation, a Colorado not-for-profit foundation.  Mr. Warnecke also serves as Chairman of Children’s Partners Foundation and serves on the board of directors of the Cystic Fibrosis Foundation.  In addition, from August 2001 through January 2002, Mr. Warnecke served as senior vice president—strategic planning for First Data Corp.’s Western Union subsidiary.  From August 1999 through June 2001, Mr. Warnecke served as chief financial officer for Denver-based Frontier Airlines.  Mr. Warnecke spent the first twenty years of his career, 1979-1999, in financial management and chief executive officer positions in the construction industry after graduating in 1979 from the University of Iowa with a Bachelor of Art Business Administration degree and passing the C.P.A. exam.

Amir R. Blachman is our Vice President of Strategy and Operations.  Mr. Blachman joined TMP as Vice President of Operations in February 2010.  Since July 2010, he has served as TMP’s Vice President of Strategic Planning and acting Chief Financial Officer.  Prior to assuming his responsibilities at TMP, Mr. Blachman established himself as a real estate investment professional from 2003 to 2010.  From May 2008 to December 2008 he served as Director of Acquisitions for MJL Capital, LLC.  From February 2006 to May 2007, Mr. Blachman managed investor communications and acquisitions analysis for Columbus Pacific Properties, LLC.  Mr. Blachman is the author of a real estate finance textbook and lectures on the topic.

From February 2001 to August 2001, he served as Operations Director and Assistant to the CTO at WeddingChannel.com.  From October 1999 to December 2000, Mr. Blachman served as Director of Operations at PeopleSupport.com (Nasdaq: PSPT).  From July 1997 to March 1999, he served as Supervisor of Broker Services at Franklin Templeton Mutual Funds (NYSE:BEN).

Mr. Blachman earned a Bachelor of Arts in Psychology with an emphasis in Neuropharmacology from the University of California Santa Barbara and a Masters in Business Administration from UCLA Anderson School of Management.  He is a volunteer Big Brother, a speaker at the Association for Strategic Planning and is a workgroup member of the National Council for Prescription Drug Programs.

Maurice J. DeWald will be appointed as a director of the Registrant following our filing and mailing of a Schedule 14F-1.  Since June 1992, Mr. DeWald has served as the chairman and chief executive officer of Verity Financial Group, Inc., a financial advisory firm with a primary focus on the healthcare and technology sectors.  Mr. DeWald also serves as a director of Mizuho Corporate Bank of California, as non-executive Chairman of Integrated Healthcare Holdings, Inc. and Healthcare Trust of America, Inc.  Mr. DeWald also previously served as a director of Tenet Healthcare Corporation, ARV Assisted Living, Inc. and Quality Systems, Inc. From 1962 to 1991, Mr. DeWald worked with the international accounting and auditing firm of KPMG, LLP, where he served at various times as an audit partner, a member of the board of directors and managing partner of Orange County, California, Los Angeles, California and Chicago offices. Mr. DeWald has served as chairman and director of both the United Way of Greater Los Angeles and the United Way of Orange County California. Mr. DeWald holds a Bachelor of Arts degree in Accounting and Finance from the University of Notre Dame and is a member of its Mendoza School of Business Advisory Council. Mr. DeWald is a Certified Public Accountant (inactive), and is a member of the California Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Donald J. Webster will be appointed as a director of the Registrant following our filing and mailing of a Schedule 14F-1.  Prior to assuming his current responsibilities, from July 1977 to September 2003, Mr. Webster served in various positions at Chevron Corporation, an international energy company, including, most recently, as general manager of procurement.  Mr. Webster also served in production operations management, new business opportunities assessment, and supply chain management in the United States and abroad during his tenure at Chevron.  Mr. Webster has directed complex oil and gas operations in various developing countries. He also had responsibility for the development and implementation of supply chain and contracting strategies for the Chevron Corporation.  When he served as general manager of supply chain management, Mr. Webster was responsible for leading improvements in the Chevron’s $6 billion annual spending on supplies and services and also directed several company-wide strategic sourcing initiatives.  As general manager of supply chain management at the corporate level, Mr. Webster guided in-depth internal reviews of Chevron’s shared financial services activities (including Chevron’s in-house credit card business), business and real estate company.  In March 2004, Mr. Webster founded Webster Consulting Services, LLC, which provides general, operational management and supply chain guidance for firms in various industries.  Mr. Webster is a member of the Institute of Supply Management and is accredited as a certified purchasing manager by the Institute for Supply Management.  He is a Director of the Lions Camp Horizon Foundation and the Lahari Foundation.  Mr. Webster holds a Bachelor of Engineering degree in chemical engineering from McMaster University in Hamilton, Ontario.

Arthur R. Nemiroff will be appointed as a director of the Registrant following our filing and mailing of a Schedule 14F-1.  Prior to assuming his current responsibilities, from December 1990 to June 2010, Mr. Nemiroff was a partner of the accounting and auditing firm of BDO, USA LLP, where he served at various times as an audit and assurance partner, national director of the healthcare advisory services and concurring review partner on complex engagements.  Since 2002, Mr. Nemiroff has served as a director and a member of the audit committee of City of Hope, a national medical center.  Mr. Nemiroff holds a Bachelor of Science degree in Business Administration from the University of California at Los Angeles.

John H. Bluher will be appointed as a director of the Registrant following our filing and mailing of a Schedule 14F-1.  Mr. Bluher is a specialist in investment management, fund formation and fund management, private equity and hedge fund creation. He has significant experience working with corporate structuring, corporate boards and committees, risk management, and public company corporate governance. His experience also includes negotiating transactions and purchases, and sales of assets and properties on a global basis. He has deep experience in creating and implementing corporate governance plans, working in the corporate board room, and as director of risk, developing internal audit programs and insurance programs for public companies. Since September 2010, Mr. Bluher has provided consulting services as a managing director of AFH Holding & Advisory LLC, a leading financial advisory and management consultant firm and affiliate of AFH. Mr. Bluher is responsible for managing transactions, business development, developing corporate governance standards and corporate structuring for companies.  Since December 2010, Mr. Bluher assisted in raised capital, marketing and co-managed Coachman Energy Funds at Caddis Capital, LLC, a private equity portfolio focused on oil and gas investments.  From February 2010 to August 2010, Mr. Bluher acted as investment banker and special financial advisor to the AARP Mutual Fund Board of Trustees in a platform divestiture.  From December 2007 to May 2009, Mr. Bluher served as managing director and general counsel at Lehman Brothers, Inc.’s (NYSE:LEH) investment management division.  Mr. Bluher also served as global chief legal and compliance officer and managing director of Neuberger Berman during this period.  From August 2004 to June 2007, Mr. Bluher served as general counsel and director of risk and Janus Capital, Inc. (NYSE:JNS).  From June 2002 to July 2004, Mr. Bluher served as executive vice president, general counsel and corporate secretary and director of risk management of Knight Trading Group (NASDAQ:NITE).  From January 2001 to May 2002, Mr. Bluher served as senior vice president and global chief compliance officer for Prudential Securities, Inc. (NYSE:PRU). From October 1997 to January 2001, Mr. Bluher served as general counsel and chief compliance officer of Sun America, Inc. (NYSE:SAI) later (NYSE:AIG).  From 1992-1997, Mr. Bluher served as senior vice president, regional and divisional Counsel at Prudential Securities, Inc.  From 1987 to 1992, Mr. Bluher was senior counsel for the Division of Enforcement at the Securities and Exchange Commission.  Mr. Bluher holds a Bachelor of Science and a J.D. degree from the University of Wyoming and holds FINRA Series 7, Series 24 and Series 14 licenses.  He has served on the boards of ICI Mutual Insurance Company, the NASDAQ Chairman’s Advisory Board, Cherry Hills Founders Group, Inc., and the University of Wyoming, College of Law Advisory Board. Mr. Bluher is a frequent speaker at financial services industry meetings and conferences.

Our newly constituted Board of Directors shall hold its initial meeting following the expiration of the 10-day period after the 14F-1 is filed with the SEC and mailed to the Registrant’s stockholders.  Accordingly, a determination of each director’s independence will be undertaken at that time.  However, the Registrant anticipates that Maurice J. DeWald, Donald J. Webster, Arthur R. Nemiroff and John H. Bluher shall be identified as “independent directors” as such term is defined Nasdaq Capital Market and Rule 10A-3 of the Exchange Act of 1934, as amended.

Board Committees

Following the consummation of the Reorganization, our Board of Directors will form an audit, compensation and nominating committee, each of which is described below.  Each committee will be composed of three directors.

Following the Reorganization, the Registrant intends to post the committee charters on its Web site at www.tmedpharma.com.

Audit Committee
The audit committee will be at all times composed of exclusively independent directors who are “financially literate,” meaning they are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement.  In addition, the committee will have at least one member who qualifies as an “audit committee financial expert” as defined in rules and regulations of the SEC.  Our Board of Directors will make determinations regarding the financial literacy and financial expertise of each member of the audit committee in accordance with the Nasdaq Capital Market listing standards and SEC Rule 10A-3.

The principal duties and responsibilities of the Company’s audit committee will be to engage the Registrant’s independent auditors, oversee the quality and integrity of our financial reporting and the audit of the financial statements by the independent auditors.  In fulfilling its obligations, the Registrant’s audit committee will review with the management and independent auditors the scope and result of the annual audit, the auditors’ independence and the Registrant’s accounting policies.

The audit committee will be required to report regularly to the Registrant’s Board of Directors to discuss any issues that arise with respect to the quality or integrity of our financial statements, compliance with legal or regulatory requirements, the performance and independence of the independent auditors, or the performance of the internal audit function.

Compensation Committee

The compensation committee will be at all times composed of exclusively independent directors. Among other functions, the compensation committee will oversee the compensation of the Registrant’s chief executive officer and other executive officers and senior management, including plans and programs relating to cash compensation, incentive compensation, equity-based awards and other benefits and perquisites and administers any such plans or programs as required by the terms thereof.

Nominating Committee

The nominating committee will be at all times composed of exclusively independent directors. The principal duties and responsibilities of the Registrant’s nominating committee will be to identify qualified individuals to become board members, recommend to the Board of Directors individuals to be designated as nominees for election as directors at the annual meetings of stockholders, and develop and recommend to the Board of Directors the Registrant’s corporate governance guidelines.

Transactions with Related Persons

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

The Registrant does not have a written policy for the review, approval or ratification of transactions with related persons.  Following the consummation of the Reorganization, we expect to adopt such a policy that will identify the types of transactions covered by such policy and the standards to be applied pursuant to such policy.  We expect that the Nominating and Corporate Governance Committee of our Board of Directors shall be responsible for applying such policy.

Mr. Heshmatpour, our former President and a director and our original stockholder, is deemed our promoter as this term is defined under the federal securities laws.

Pursuant to the Merger Agreement, on January 31, 2011, TMP Merger Sub merged with and into TMP with TMP continuing as the surviving entity.  Immediately after the TMP Merger, AFH merged with and into AFH Merger Sub with AFH continuing as the surviving entity.  As a result of the AFH Merger, the name of the Registrant was changed from “AFH Acquisition III, Inc.” to “Targeted Medical Pharma, Inc.”.  As a result of the Reorganization, the Subsidiary will be a wholly-owned subsidiary of the Registrant.

Upon consummation of the TMP Merger, (i) each outstanding share of TMP common stock will be exchanged for approximately 1.48 shares of AFH common stock and (ii) each outstanding TMP option, which is currently exercisable for one share of TMP common stock, will be exchanged for an option exercisable for 1.48 shares of AFH common stock.  Upon consummation of the AFH Merger, which will occur immediately upon consummation of the TMP Merger, each outstanding share of AFH common stock and each outstanding option to purchase AFH common stock will be exchanged for one share of the Registrant’s Common Stock and one option to purchase one share of the Registrant’s Common Stock.  As a result of the Reorganization, holders of TMP common stock and options will receive 18,308,576 shares of the Registrant and options to purchase 566,424 shares of the Registrant, or 83.89% of the Registrant’s issued and outstanding common stock on a fully diluted basis.

In connection with the consummation of the Reorganization, AFH Advisory agreed to cancel 2,275,000 shares of common stock of the Registrant.  AFH Advisory received no consideration for such cancellation.

Executive Compensation

The table below summarizes the compensation earned for services rendered to our predecessor and TMP in all capacities, for the fiscal years indicated, by its named executive officers.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($) (1)	Total ($)
Amir F. Heshmatpour, former President, Secretary and Chief Financial Officer	2009	-	-	-	-	-
	2008	-	-	-	-	-
	2007	-	-	-	-	-
Elizabeth Charuvastra, Chairman and Vice President of Regulatory Affairs	2009	450,000	-	-	54,952	504,952
William E. Shell, Chief Executive Officer and Chief Scientific Officer	2009	450,000	-	-	54,952	504,952
Kim Giffoni, Executive Vice President of Foreign Sales and Investor Relations	2009	450,000	-	-	54,952	504,952
Steve B. Warnecke, Chief Financial Officer (3)	2009	-	-	-	-	-
Amir Blachman, Vice President of Strategy and Operations (4)	2009	-	-	-	-	-
____________________
(1)
Amounts shown are thee value of the named executive officer’s accrued benefit for the applicable year under our Targeted Medical Pharma, Inc. Profit Sharing Plan rather than an amount paid to the applicable named executive officer.  Although the employment agreements of Ms. Charuvastra, Dr. Shell and Mr. Giffoni entitle each of them to receive certain perquisites, such as a monthly $1,000 car allowance, such amount has not been paid to any of them in fiscal 2009.

(3)
Mr. Warnecke joined the Registrant on January 31, 2011 and Mr. Blachman joined the Registrant on February 16, 2010.  Please see the section entitled “Executive Compensation—Employment Agreements—Steve B. Warnecke” below for a discussion of his employment agreement and the compensation that he is entitled to receive pursuant thereto.

(4)
Mr. Blachman joined the Registrant on February 16, 2010.  Please see the section entitled “Executive Compensation—Employment Agreements—Amir Blachman” below for a discussion of his employment agreement and the compensation that he is entitled to receive pursuant thereto.

Employment Agreements

TMP Insiders

TMP entered into employment agreements with each of Dr. Shell, Ms. Charuvastra and Mr. Giffoni, each dated June 1, 2010 and amended on January 31, 2011, pursuant to which they served as Chief Executive Officer, Chairman and Regulatory Officer and Executive Vice President of TMP, respectively.  These agreements have been assumed by the Registrant in connection with the Reorganization.

Pursuant to their employment agreements, each TMP Insider’s term of employment with the Registrant will continue to December 31, 2014.  The agreements provide for each TMP Insider to receive an initial annual base salary of $450,000, subject to cost of living increases not to exceed 5% annually.  In addition, the employment agreements provide that the TMP Insiders’ annual base salary shall be subject to increase in the event stated EBIDTA thresholds are achieved.  The TMP Insiders are also eligible for discretionary annual cash bonuses as determined by the Board of Directors.

Each TMP Insider is entitled to receive options to purchase 500,000 shares of common stock of the Registrant and annual base salary and benefits for the longer of the remaining term of the employment agreement or 30 months in the event the TMP Insider is terminated without cause by the Registrant or with cause by the TMP Insider (each as described in the employment agreements).  The Registrant will have “cause” to terminate the employment relationship upon (i) a TMP Insider’s conviction of or a plea of nolo contendere for the commission of a felony or (ii) the TMP Insider’s willful failure to substantially perform the TMP Insider’s duties under the employment agreement.  A TMP Insider will have “cause” to terminate the employment relationship in the event any of the following circumstances are not remedied within 30 days of receipt of notice by the Registrant of a notice of termination from the TMP Insiders: (i) a material change in the TMP Insider’s duties or a material limitation of the TMP Insider’s powers; (ii) a failure to elect the TMP Insider to the management position specified in such TMP Insider’s employment agreement or a reduction of the TMP Insider’s annual base salary; (iii) the Registrant’s failure to continue in effect any benefit plan in effect upon the execution of the initial employment agreement, a material breach by the Registrant of the employment agreement ad (iv) a change in control).

Pursuant to the employment agreements, the TMP Insiders are also entitled to receive incentive stock options ranging from 7,394 options to 110,917 options, each at an exercise price of $3.49 per share (which numbers have been adjusted for the Reorganization), in the event the Registrant achieved certain EBITDA targets ranging from $50,000,000 to $250,000,000.

Each employment agreement with the TMP Insiders contains an indemnification provision wherein the Registrant promises to defend, indemnify, and hold the employee harmless to the fullest extent permitted by law against any and all liabilities incurred by the employee in connection with the TMP Insider’s good faith performance of such individual’s employment by the Registrant.

Each employment agreement contains a customary non-competition provisions that extend to twelve (12) months following the termination of the TMP Insider’s employment with the Registrant.  The TMP Insiders have also agreed to customary terms regarding the protection and confidentiality of trade secrets, proprietary information and technology, designs and inventions.

In the event any TMP Insider is not vested with the responsibilities of acting in their stated capacities as an officer of the Registrant’s, and the parties cannot mutually agree upon another suitable position, each TMP Insider will continue as an advisor and consultant to the Registrant for the remaining term of the agreement and shall be entitled to receive all compensation described above.  In such event, each TMP Insider’s service as an advisor and consultant to the Registrant will be required at such times as shall result in the least inconvenience to the TMP Insider with the understanding that the TMP Insider may have other business commitments during such consulting period.  Nonetheless, during his employment as an advisor and consultant to the Registrant, the TMP Insider shall not directly or indirectly compete with the Registrant.

Steve B. Warnecke

On January 31, 2011, the Registrant entered into an employment agreement with Steve B. Warnecke pursuant to which Mr. Warnecke will serve as Chief Financial Officer of the Registrant.

Pursuant to Mr. Warnecke’s employment agreement, the term of employment with the Registrant commenced on January 31, 2011 and shall continue to December 31, 2013.   The agreement provides that Mr. Warnecke will receive an annual base salary of $200,000.  For the term of the employment agreement, Mr. Warnecke shall be entitled to receive a quarterly cash bonus of $20,000 upon the completion of quarterly financial statements and the related public filings.  In addition, Mr. Warnecke shall be entitled to receive an annual cash bonus of $5,000 upon the completion of the Registrant’s audited financial statements.

On January 31, 2011, the Registrant granted to Mr. Warnecke pursuant to his employment agreement ten-year options to purchase 500,000 shares of common stock at an exercise price of $2.55 per share.  166,667 options vested immediately and, beginning on January 31, 2012, 13,889 options will vest on the last day of each month.  Any unvested options will vest upon a change of control or termination unless the termination was (a) by Mr. Warnecke, (b) for cause or (c) as a result of financial stress of the Registrant.  For purposes of Mr. Warnecke’s employment agreement, “financial stress” is defined as the Registrant’s cash and available borrowings falling below $500,000.  Mr. Warnecke shall also be entitled to participate in such benefit plans generally available to the employees and officers of the Registrant.

Mr. Warnecke is entitled to receive six months’ base salary in the event his employment with the Registrant is terminated by death, disability or without cause by the Registrant.  In the event Mr. Warnecke’s employment is terminated for cause, he shall be entitled to receive only base salary and reimbursable expenses accrued and owing as of the date of termination.  The Registrant will have “cause” to terminate the employment relationship upon (i) Mr. Warnecke’s conviction for the commission of a felony (or a plea of nolo contender thereto); (ii) any act or omission involving theft or fraud with respect to the Registrant, its subsidiaries, customers or suppliers; (iii) reporting to work under the influence of alcohol or illegal drugs or the use of illegal drugs causing public disgrace to the Registrant; (iv) willful misconduct or gross negligence with respect to the Registrant; and (v) failure by Mr. Warnecke substantially to perform his duties under the employment agreement (other than any such failure resulting from Mr. Warnecke’s incapacity due to disability).

In the event Mr. Warnecke terminates the agreement for cause, he shall be entitled to receive only annual base salary and reimbursable expenses accrued to date.  Mr. Warnecke will have “cause” to terminate the employment relationship in the event any of the following circumstances are not remedied within 30 days of receipt of notice by the Registrant of a notice of termination from Mr. Warnecke: (i) a material change in the TMP Insider’s duties or a material limitation of the TMP Insider’s powers; (ii) a failure to elect the TMP Insider to the management position specified in such TMP Insider’s employment agreement or a reduction of the TMP Insider’s annual base salary; (iii) the Registrant’s failure to continue in effect any benefit plan in effect upon the execution of the initial employment agreement, a material breach by the Registrant of the employment agreement ad (iv) a change in control).

Mr. Warnecke’s employment agreement contains an indemnification provision wherein the Registrant promises to defend, indemnify, and hold the employee harmless to the fullest extent permitted by law against any and all liabilities incurred by the employee in connection with Mr. Warnecke’s good faith performance of such individual’s employment by the Registrant.

Mr. Warnecke’s employment agreement contains a customary non-competition provisions that extend to twelve (12) months following the termination of Mr. Warnecke’s employment with the Registrant.  Mr. Warnecke also agreed to customary terms regarding the protection and confidentiality of trade secrets, proprietary information and technology, designs and inventions.

In the event Mr. Warnecke is not vested with the responsibilities of acting as the Registrant’s Chief Financial Officer and the parties cannot mutually agree upon another suitable position, Mr. Warnecke will continue as an advisor and consultant to the Registrant for the remaining term of the agreement and shall be entitled to receive all compensation described above.  In such event, Mr. Warnecke’s service as an advisor and consultant to the Registrant will be required at such times as shall result in the least inconvenience to Mr. Warnecke with the understanding that Mr. Warnecke may have other business commitments during such consulting period.  Nonetheless, during his employment as an advisor and consultant to the Registrant, Mr. Warnecke shall not directly or indirectly compete with the Registrant.

Amir Blachman

On February 15, 2010, TMP entered into a letter agreement with Amir Blachman pursuant to which Mr. Blachman would serve as Vice President of Operations. Mr. Blachman shall serve as Vice President of Strategy and Operations of the Registrant.  This agreement has been assumed by the Registrant in connection with the Reorganization.

Pursuant to his employment agreement, Mr. Blachman’s employment with the Registrant is at will and may be terminated by either party at any time.  The agreement provides that Mr. Blachman will receive an initial annual base salary of $90,000, which was increased to $140,000 following the Board of Directors’ determination and pursuant to a promotion letter dated July 28, 2010.  Mr. Blachman is also eligible to receive performance bonuses at the discretion of the Registrant’s management.

Mr. Blachman is entitled to receive options to purchase 7,395 (adjusted for the Reorganization) shares of common stock following the 90th day of the effectiveness of his employment with TMP.  Such options fully vested on the 91st day after the effective date of Mr. Blachman’s employment, which was May 16, 2010. In addition, pursuant to Mr. Blachman’s July 28, 2010 promotion letter, Mr. Blachman received additional options to purchase 73,945 shares (adjusted for the Reorganization) common stock, which options shall vest pro rata on a monthly basis over a two year period.

In the event Mr. Blachman’s employment terminates for any reason other than just cause, he shall be entitled to receive base salary for twelve weeks.  In the event Mr. Blachman’s personal-time-off balance is greater than or equal to 12 weeks, then he shall not be entitled to any severance payment.

Amended and Restated Targeted Medical Pharma Profit Sharing Plan

The Targeted Medical Pharma Profit Sharing Plan (the “Profit Sharing Plan”) was assumed by the Registrant upon consummation of the Reorganization.  The Profit Sharing Plan is a defined contribution profit sharing plan covering certain eligible employees.  The Profit Sharing Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended, and certain federal income tax provisions.  The Registrant may contribute such amounts to the Profit Sharing Plan as are authorized by the Board of Directors from time to time.  TMP made contributions of $149,867.12 in 2009, and the total amount in trust with respect to the Profit Sharing Plan is $601,910.35.  The contributions to the Profit Sharing Plan on behalf of named executive officers are included in the “All Other Compensation” column in the Summary Compensation Table above.  The preceding is a summary of the material provisions of the Profit Sharing Plan and is qualified in its entirety by reference to the complete text of the Profit Sharing Plan, a copy of which will be attached as an exhibit to the Company’s Current Report on Form 8-K to be filed with the SEC.

Targeted Medical Pharma, Inc., 2011 Stock Incentive Plan

Background

The Targeted Medical Pharma, Inc. 2011 Stock Incentive Plan (the “Incentive Plan”) to be assumed by the Registrant following the Reorganization has been approved by TMP’s Board of Directors and by TMP’s stockholders.  Stockholder approval of the Incentive Plan enables the Registrant to satisfy stock exchange listing requirements, and to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended, referred to herein as the Code.  Subject to certain exceptions, Section 162(m) generally limits the corporate income tax deductions to $1,000,000 annually for compensation paid to each of the Chief Executive Officer and the other four highest paid executive officers of the Registrant.  The Registrant intends to cause the shares of common stock that will become available for issuance to be registered on a Form S-8 registration statement to be filed with the SEC at the Registrant’s expense.

The amount and nature of the proposed awards under the Incentive Plan have not yet been determined, although the Incentive Plan permits grants of stock options, stock appreciation rights, or SARs, restricted stock or units, unrestricted stock, deferred share units, and performance awards. The registrant’s board of directors believes that the Incentive Plan will be an important factor in attracting, retaining and motivating employees, consultants, agents, and directors of the Registrant and its affiliates, collectively referred to herein as Eligible Persons.  Our board of directors believes that the Registrant needs the flexibility both to have an ongoing reserve of common stock available for future equity-based awards, and to make future awards in a variety of forms.

Pursuant to the Incentive Plan, 3,000,000 shares of common stock will be reserved for future awards to eligible persons, which number has been adjusted for the Reorganization.  The following is a summary of the material provisions of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan, a copy of which will be attached as an exhibit to the Company’s Current Report on Form 8-K to be filed with the SEC. Capitalized terms used in this summary and not otherwise defined herein will have the meanings ascribed to such terms in the Incentive Plan.

Purpose

The purpose of the Incentive Plan is to attract, retain and motivate select Eligible Persons, and to provide incentives and rewards for superior performance.

Shares Subject to the Incentive Plan

The Incentive Plan provides that no more than 3,000,000 shares of common stock may be issued pursuant to Awards under the Incentive Plan. These shares shall be authorized but unissued shares, or shares that the Registrant otherwise holds in treasury or in trust. The number of shares available for Awards, as well as the terms of outstanding Awards, are subject to adjustment as provided in the Incentive Plan for stock splits, stock dividends, recapitalizations and other similar events. Shares of common stock that are subject to any Award that expires, or is forfeited, cancelled or otherwise terminated without the issuance of some or all of the shares that are subject to the Award will again be available for subsequent Awards unless such shares are used as payment in connection with any Award or used to satisfy tax obligations with respect to an Award.

Administration

Following the consummation of the Reorganization, either the Registrant’s Compensation Committee of the Board of Directors or another committee appointed by the Registrant’s Board of Directors will administer the Incentive Plan.  The Compensation Committee of the Registrant’s Board of Directors and any other committee exercising discretion under the Incentive Plan from time to time are referred to herein as the “Committee.”  It is expected that the Compensation Committee of the Registrant’s Board of Directors will act as the Committee for purposes of the Incentive Plan.  To the extent permitted by law, the Committee may authorize one or more persons who are reporting persons for purposes of Rule 16b-3 under the Exchange Act (or other officers) to make Awards to eligible persons who are not reporting persons for purposes of Rule 16b-3 under the Exchange Act (or other officers whom the Company has specifically authorized to make Awards). With respect to decisions involving an Award intended to satisfy the requirements of Section 162(m) of the Code, the Committee is to consist of two or more directors who are “outside directors” for purposes of that Code section. The Committee may delegate administrative functions to individuals who are reporting persons for purposes of Rule 16b-3 of the Exchange Act, officers or employees of the Company or its affiliates.

Subject to the terms of the Incentive Plan, the Committee has express authority to determine the Eligible Persons who will receive Awards, the number of shares of common stock, units or dollars to be covered by each Award, and the terms and conditions of Awards.  The Committee has broad discretion to prescribe, amend, and rescind rules relating to the Incentive Plan and its administration, to interpret and construe the terms of the Incentive Plan and the terms of all Award agreements, and to take all actions necessary or advisable to administer the Incentive Plan. Within the limits of the Incentive Plan, the Committee may accelerate the vesting of any Award, allow the exercise of unvested Awards, and may modify, replace, cancel or renew them.

The Incentive Plan provides that the Registrant will indemnify members of the Committee and their delegates against any claims, liabilities or costs arising from the good faith performance of their duties under the Incentive Plan. The Incentive Plan releases these individuals from liability for good faith actions associated with the Incentive Plan’s administration.

Eligibility

The Committee may grant options that are intended to qualify as incentive stock options, or ISOs, only to employees of the Registrant or its affiliates, and may grant all other Awards to Eligible Persons.

The Incentive Plan and the discussion below use the term “Participant” to refer to an Eligible Person who has received an Award.

Types of Awards

Options. Options granted under the Incentive Plan provide Participants with the right to purchase shares of common stock at a predetermined exercise price. The Committee may grant options that are intended to qualify as ISOs or options that are not intended to so qualify, referred to herein as Non-ISOs. The Incentive Plan also provides that ISO treatment may not be available for options that become first exercisable in any calendar year to the extent the value of the underlying shares that are the subject of the option exceeds $100,000 (based upon the fair market value of the shares of common stock on the option grant date).

Share Appreciation Rights (SARs). A share appreciation right generally permits a Participant who receives it to receive, upon exercise, cash and/or shares of common stock equal in value to an amount determined by multiplying (a) the excess of the fair market value, on the date of exercise, of the shares of common stock with respect to which the SAR is being exercised, over the exercise price of the SAR for such shares by (b) the number of shares with respect to which the SARs are being exercised. The Committee may grant SARs in tandem with options or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage, not exceeding 100%, of the excess value.

Exercise Price for Options and SARs. The exercise price of ISOs, Non-ISOs, and SARs may not be less than 100% of the fair market value on the grant date of the shares of common stock subject to the Award (110% of fair market value for ISOs granted to employees who, on the grant date, own stock representing more than 10% of the combined voting power of all classes of stock of the Company).

Exercise of Options and SARs. To the extent exercisable in accordance with the agreement granting them, an option or SAR may be exercised in whole or in part, and from time to time during its term, subject to earlier termination relating to a holder’s termination of employment or service. With respect to options, the Committee has the discretion to accept payment of the exercise price in any of several forms (or combination of them), including: cash or check in U.S. dollars, certain shares of common stock, and cashless exercise under a program the Committee approves. The term over which Participants may exercise options and SARs may not exceed ten years from the date of grant (five years in the case of ISOs granted to employees who, on the grant date, own more than 10% of the combined voting power of all classes of stock of the Company).

Subject to the terms of the agreement evidencing an option grant, options and SARs may be exercised during the six-month period after the optionee retires, during the one-year period after the optionee’s termination of service due to death or permanent disability, and during the 90-day period after the optionee’s termination of employment without cause (but in no case later than the termination date of the option). Each option or SAR that remains unexercisable at the time of termination shall be terminated at the time of termination.  The agreements evidencing the grant of an option may, in the discretion of the Committee, set forth additional or different terms and conditions applicable to such option upon a termination or change in status of the employment or service of the option holder. All SARs may be settled in cash or shares of the Company’s stock and shall be counted against the number of shares available for award under the Incentive Plan only to the extent shares are issued upon settlement of the SARs.

Restricted Shares, Restricted Share Units, Unrestricted Shares, and Deferred Share Units. Under the Incentive Plan, the Committee may grant restricted shares that are forfeitable until certain vesting requirements are met, may grant restricted share units which represent the right to receive shares of common stock after certain vesting requirements are met, and may grant unrestricted shares as to which the Participant’s interest is immediately vested. For restricted Awards, the Incentive Plan provides the Committee with discretion to determine the terms and conditions under which a Participant’s interests in such Awards becomes vested. The Incentive Plan provides for deferred share units in order to permit certain directors, consultants, members of a select group of management or highly compensated employees to defer their receipt of compensation payable in cash or shares of common stock (including shares that would otherwise be issued upon the vesting of restricted shares and restricted share units). Deferred share units represent a future right to receive shares of common stock.

Whenever shares of common stock are delivered pursuant to these Awards, the Participant will be entitled to receive additional shares of common stock equal to the sum of (i) any stock dividends that the Company’s stockholders received between the grant date of the Award and issuance or release of the shares of common stock and (ii) a number of additional shares of common stock equal to the shares of common stock that the Participant could have purchased at Fair Market Value on the payment date of any cash dividends for shares of common stock if the Participant had received such cash dividends between its grant date and its settlement date.

Performance Awards. The Incentive Plan authorizes the Committee to grant performance-based awards in the form of Performance Units that the Committee may or may not designate as “Performance Compensation Awards” that are intended to be exempt from Code section 162(m) limitations. In either case, Performance

Awards vest and become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual, the Company or any affiliate. Performance Awards are payable in shares of common stock, cash or some combination of the two; subject to an individual Participant limit of, during any period of three calendar years, no more than ten percent (10%) of the total number of shares reserved for Awards under the Incentive Plan as of the first day of such three-year period (or, for Performance Units to be settled in cash, U.S. $6,000,000). The Committee decides the length of performance periods, but the periods may not be less than one fiscal year of the Company.

With respect to Performance Compensation Awards, the Incentive Plan requires that the Committee specify in writing the performance period to which the Award relates, and an objective formula by which to measure whether and the extent to which the Award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the Award may not be amended or modified in a manner that would cause the compensation payable under the Award to fail to constitute performance-based compensation under Code section 162(m).

Under the Incentive Plan, the possible performance measures for Performance Compensation Awards include, but are not limited to: basic, diluted or adjusted earnings per share; sales or revenue; earnings before interest, taxes and other adjustments (in total or on a per share basis); basic or adjusted net income; return on equity, assets, capital, operating revenue or similar measure; economic value added; working capital; total stockholder return; and new product introductions or market share improvement; research; licensing; litigation; human resources; information services; strategic mergers or acquisitions; and sales of assets of affiliates or business units. Each measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by the Company (or such other standard applied by the Committee) and, if so determined by the Committee, and in the case of a Performance Compensation Award, to the extent permitted under Code section 162(m), adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative.

Forfeiture

Unless otherwise provided in an agreement granting an Award, the Company has the following recourse against a Participant who does not comply with certain employment-related covenants, either during or after employment: the Company may terminate any outstanding, unexercised, unexpired, unpaid, or deferred Awards, rescind any exercise, payment or delivery pursuant to the Award, or recapture any common stock (whether restricted or unrestricted) or proceeds from the Participant’s sale of shares issued pursuant to the Award. Essentially the same recoupment rights are available to the Company with respect to Awards that are granted, vested, or settled during certain periods affected by a Participant’s fraud or misconduct, or a financial restatement.

Income Tax Withholding

As a condition for the issuance of shares pursuant to Awards, the Incentive Plan requires satisfaction of any applicable federal, state, local, or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares.

Transferability

Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of other than by will or the laws of descent and distribution, except to the extent the Committee permits lifetime transfers in the form of Non-ISOs, Share-settled SARs, Restricted Shares, or Performance Shares to charitable institutions, certain family members or related trusts, or as otherwise approved by the Committee.

Certain Corporate Transactions

The Committee shall equitably adjust the number of shares covered by each outstanding Award, and the number of shares that have been authorized for issuance under the Incentive Plan but as to which no Awards have yet been granted or that have been returned to the Incentive Plan upon cancellation, forfeiture or expiration of an Award, as well as the price per share covered by each such outstanding Award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Company. In the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding Options under the Incentive Plan such alternative consideration (including securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Options so replaced. In any case, such substitution of securities will not require the consent of any person who is granted options pursuant to the Incentive Plan.

In addition, in the event of a Change in Control (as defined in the Incentive Plan) but subject to the terms of any Award agreements or any employment or other similar agreement between the Company or any of its affiliates and a Participant then in effect, each outstanding Award shall be assumed or a substantially equivalent award shall be substituted by the surviving or successor corporation or a parent or subsidiary of such surviving or successor corporation upon the consummation of the transaction; provided, however, that to the extent outstanding Awards are neither being assumed nor replaced with substantially equivalent Awards by the successor corporation, the Committee may in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company’s stockholders or any Participant with respect to his or her outstanding Awards, take one or more of the following actions: (a) accelerate the vesting of Awards for any period so that Awards shall vest (and, to the extent applicable, become exercisable) as to the shares of common stock that otherwise would have been unvested and provide that repurchase rights of the Company with respect to shares of common stock issued pursuant to an Award shall lapse as to the shares of common stock subject to such repurchase right; (b) arrange or otherwise provide for payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of outstanding Awards; or (c) terminate all or some Awards upon the consummation of the transaction, provided that the Committee shall provide for vesting such Awards in full as of a date immediately prior to consummation of the Change of Control. To the extent that an Award is not exercised prior to consummation of a transaction in which the Award is not being assumed or substituted, such Award shall terminate upon such consummation.

Notwithstanding the above, in the event a Participant holding an Award assumed or substituted by the successor corporation in a Change in Control is Involuntarily Terminated (as defined in the Incentive Plan) by the successor corporation in connection with, or within 12 months (or other period either set forth in an Award Agreement, or as increased thereafter by the Committee to a period longer than 12 months) following consummation of, the Change in Control, then any assumed or substituted Award held by the terminated Participant at the time of termination shall accelerate and become fully vested (and exercisable in full in the case of Options and SARs), and any repurchase right applicable to any shares of common stock shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the Participant’s termination.

In the event of any distribution to the Company’s stockholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Committee may, in its discretion, appropriately adjust the price per share covered by each outstanding Award to reflect the effect of such distribution. Finally, if the Company dissolves or liquidates, all Awards will terminate immediately prior to such dissolution or liquidation, subject to the ability of the Company’s board of directors to exercise any discretion that the board of directors may exercise in the case of a Change in Control.

Term of the Incentive Plan; Amendments or Termination

The term of the Incentive Plan is ten years from the date of adoption by the board of directors. The Registrant’s board of directors may from time to time, amend, alter, suspend, discontinue or terminate the Incentive Plan; provided that no amendment, suspension or termination of the Incentive Plan shall materially and adversely affect Awards already granted. Furthermore, neither the Company nor the Committee shall, without shareholder approval, allow for a repricing within the meaning of the federal securities laws applicable to proxy statement disclosures. In addition, the Committee may not cancel an outstanding Option whose exercise price is greater than Fair Market Value at the time of cancellation for the purpose of reissuing the Option to the participant at a lower exercise price or granting a replacement award of a different type. Notwithstanding the foregoing, the Committee may amend the Incentive Plan to comply with changes in tax or securities laws or regulations, or in the interpretation thereof.

Expected Tax Consequences

The following is a brief summary of certain tax consequences of certain transactions under the Incentive Plan. This summary is not intended to be complete and does not describe state or local tax consequences.

U.S. Federal Income Tax Consequences

Under the United States Internal Revenue Code, the Company will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the ordinary income that Participants recognize pursuant to Awards (subject to the Participant’s overall compensation being reasonable, and to the discussion below with respect to Code section 162(m)). For Participants, the expected U.S. federal income tax consequences of Awards are as follows:

Non-ISOs. A Participant will not recognize income at the time a Non-ISO is granted. At the time a Non-ISO is exercised, the Participant will recognize ordinary income in an amount equal to the excess of (a) the fair market value of the shares of common stock issued to the Participant on the exercise date, over (b) the exercise price paid for the shares. At the time of sale of shares acquired pursuant to the exercise of a Non-ISO, the appreciation (or depreciation) in value of the shares after the date of exercise will be treated either as short-term or long-term capital gain (or loss) depending on how long the shares have been held.

ISOs. A Participant will not recognize income upon the grant of an ISO. There are generally no tax consequences to the Participant upon exercise of an ISO (except the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is a tax preference item possibly giving rise to an alternative minimum tax). If the shares of common stock are not disposed of within two years from the date the ISO was granted or within one year after the ISO was exercised, any gain realized upon the subsequent disposition of the shares will be characterized as long-term capital gain and any loss will be characterized as long-term capital loss. If both of these holding period requirements are not met, then a “disqualifying disposition” occurs and (a) the Participant recognizes ordinary income gain in the amount by which the fair market value of the shares at the time of exercise exceeded the exercise price for the ISO and (b) any remaining amount realized on disposition (except for certain “wash” sales, gifts or sales to related persons) will be characterized as capital gain or loss.

Share Appreciation Rights. A Participant to whom a SAR is granted will not recognize income at the time of grant of the SAR. Upon exercise of a SAR, the Participant must recognize taxable compensation income in an amount equal to the value of any cash or shares of common stock that the Participant receives.

Restricted Shares, Restricted Share Units, Defined Share Units, and Performance Awards. In general, a Participant will not recognize income at the time of grant of restricted shares, restricted share units, defined share units or Performance Awards, unless the Participant elects with respect to restricted shares or restricted share units to accelerate income taxation to the date of the Award. In this event, a Participant would recognize ordinary income equal to the excess of the market value of the restricted shares over any amount the Participant pays for them (in which case subsequent gain or loss would be capital in nature). In the absence of an election to accelerate income taxation to the date of an Award, a Participant must recognize taxable compensation income equal to the value of any cash or shares of common stock that the Participant receives when the Award vests. The same tax consequences apply to Performance Awards.

Unrestricted Shares. A Participant will recognize income at the time of grant of unrestricted shares, in an amount equal to the excess of the market value of the unrestricted shares over any amount the Participant pays for them (in which case subsequent gain or loss would be capital in nature).

Special Tax Provisions. Under certain circumstances, the accelerated vesting, cash-out or accelerated lapse of restrictions on Awards in connection with a change in control of the Company might be deemed an “excess parachute payment” for purposes of the golden parachute tax provisions of Code section 280G, and the Participant may be subject to a 20% excise tax and the Company may be denied a tax deduction. Furthermore, the Company may not be able to deduct the aggregate compensation in excess of $1,000,000 attributable to Awards that are not “performance-based” within the meaning of Code section 162(m) in certain circumstances.

Income Taxes and Deferred Compensation. The Incentive Plan provides that participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including any taxes arising under Section 409A of the Code), and that the Company will not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such taxes. Nevertheless, the Incentive Plan authorizes the Committee to organize any deferral program, to require deferral election forms, and to grant or to unilaterally modify any Award in a manner that (i) conforms with the requirements of Section 409A of the Code, (ii) that voids any Participant election to the extent it would violate Section 409A of the Code, and (iii) for any distribution election that would violate Section 409A of the Code, to make distributions pursuant to the Award at the earliest to occur of a distribution event that is allowable under Section 409A of the Code or any distribution event that is both allowable under Section 409A of the Code and is elected by the Participant, with the Committee’s consent, in accordance with Section 409A.

General Tax Law Considerations

The preceding paragraphs are intended to be merely a summary of certain important tax law consequences concerning a grant of options under the Incentive Plan and the disposition of shares issued thereunder in existence as of the date of this Proxy Statement. Special rules may apply to the Company’s officers, directors or greater than ten percent stockholders. Participants in the Incentive Plan should review the current tax treatment with their individual tax advisors at the time of grant, exercise or any other transaction relating to an Award or the underlying shares.

New Plan Benefits

The Committee will grant Awards under the Incentive Plan at its discretion. Consequently, it is not possible to determine at this time the amount or dollar value of Awards to be provided under the Incentive Plan, other than to note that the Committee has not granted Awards that are contingent upon the approval of the Incentive Plan.

Potential Payments Upon Termination or Change in Control

As described above under the section entitled “Executive Compensation—Employment Agreements”, we have entered into an employment agreement with Ms. Charuvastra, our Executive Chairman and Vice President of Regulatory Affairs, Dr. William E. Shell, our Chief Executive Officer and Chief Scientific Officer and Kim Giffoni, our Executive Vice President of Foreign Sales and Investor Relations.  These agreements provide for certain post-employment severance benefits in the event of employment termination under certain circumstances.

The following tables provide estimates of the potential severance and other post-termination benefits that each of Ms. Charuvastra, Dr. Shell and Mr. Giffoni would be entitled to receive assuming their respective employment was terminated as of December 31, 2010 for the reason set forth in each of the columns.

Benefit	Termination Due to Death	Termination Due to Disability	Termination by Registrant for Cause or by Named Executive Officer Other than for Cause	Termination by Registrant without Cause or by Named Executive Officer for Cause
Elizabeth Charuvastra
Salary	$675,000	$675,000	$675,000	$1,800,000	(1)
Bonus	-	-	-	-
Grant of Restricted Stock	-	-	-	$1,250,000	(2)
Value of health benefits provided after termination (3)	-	-	-	$57,600
TOTALS	$675,000	$675,000	$675,000	$3,107,600
_______________
(1)
Represents the greater of salary at the milestone level achieved as of December 31, 2010 for the longer of the remaining term of the employment agreement or 30 months, which, in this case is the remaining term of the employment agreement of 48 months.

(2)	Based upon an assumed per share value of $2.50.

(3)
The value of such benefits are determined based on the estimated cost of providing health benefits to the named executive officer and her eligible dependents for the longer of the remaining term of the employment agreement or 30 months, which, in this case is 48 months after the executive officer’s termination of employment.

Benefit	Termination Due to Death	Termination Due to Disability	Termination by Registrant for Cause or by Named Executive Officer Other than for Cause	Termination by Registrant without Cause or by Named Executive Officer for Cause
William E. Shell, M.D.
Salary	$675,000	$675,000	$675,000	$1,800,000	(1)
Bonus	-	-	-	-
Grant of Restricted Stock	-	-	-	$1,250,000	(2)
Value of health benefits provided after termination (3)	-	-	-	$57,600
TOTALS	$675,000	$675,000	$675,000	$3,107,600
_______________
(1)
Represents the greater of salary at the milestone level achieved as of December 31, 2010 for the longer of the remaining term of the employment agreement or 30 months, which, in this case is the remaining term of the employment agreement of 48 months.

(2)	Based upon an assumed per share value of $2.50.

(3)
The value of such benefits are determined based on the estimated cost of providing health benefits to the named executive officer and his eligible dependents for the longer of the remaining term of the employment agreement or 30 months, which, in this case is 48 months after the executive officer’s termination of employment.

Benefit	Termination Due to Death	Termination Due to Disability	Termination by Registrant for Cause or by Named Executive Officer Other than for Cause	Termination by Registrant without Cause or by Named Executive Officer for Cause
Kim Giffoni
Salary	$675,000	$675,000	$675,000	$1,800,000	(1)
Bonus	-	-	-	-
Grant of Restricted Stock	-	-	-	$1,250,000	(2)
Value of health benefits provided after termination (3)	-	-	-	$57,600
TOTALS	$675,000	$675,000	$675,000	$3,107,600
_______________
(1)
Represents the greater of salary at the milestone level achieved as of December 31, 2010 for the longer of the remaining term of the employment agreement or 30 months, which, in this case is the remaining term of the employment agreement of 48 months.

(2)	Based upon an assumed per share value of $2.50.

(3)
The value of such benefits are determined based on the estimated cost of providing health benefits to the named executive officer and his eligible dependents for the longer of the remaining term of the employment agreement or 30 months, which, in this case is 48 months after the executive officer’s termination of employment.

Benefit	Termination Due to Death	Termination Due to Disability	Termination by Registrant for Cause or by Named Executive Officer Other than for Cause	Termination by Registrant without Cause
Steve B. Warnecke
Salary	$100,000	$100,000	$0	$100,000
Bonus	-	-	-	-
TOTALS	$100,000	$100,000	$0	$100,000

	Termination for Any Reason Other than Just Cause	Termination for Any Reason other than Just Cause with 12 weeks or more of personal-time-off Accrued	Termination for Just Cause
Amir Blachman
Salary	$32,308	$0	$0
TOTALS	$32,308	$0	$0

Director Compensation

We do not currently pay any cash fees to our directors, nor do we pay directors’ expenses in attending board meetings.  Following the Reorganization, we will not pay any cash fees to our non-independent directors, nor will we pay their expenses for attending board meetings.  Following the Reorganization, we anticipate that independent directors shall be paid an annual fee of $30,000, $1,500 for each board meeting they attend, of which we expect there to be eight, $3,000 for acting as chairperson of a board committee, $2,000 for each board committee meeting attended, of which we expect there to twelve.  In addition, each independent director shall be granted $40,000 of stock options and $5,000 of restricted shares of common stock each year.  Total compensation for an independent director that acts as chairperson of a board committee and attends each board and board committee meeting may be up to $114,000.

By Order of the Board of Directors TARGETED MEDICAL PHARMA, INC.

By:	/s/ William E. Shell, M.D.
Name:	William E. Shell, M.D.
Title:	Chief Executive Officer and Chief Scientific Officer